October 31, 2013

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Attn: Duc Dang, Special Counsel

Howard Efron, Staff Accountant

Kevin Woody, Accounting Branch Chief

Folake Ayoola, Attorney Advisor

Re: Gaming Entertainment International, Inc.

Registration Statement on Form S-1

Filed June 13, 2013

File No. 333-189283

To Whom It May Concern:

On behalf of Gaming Entertainment International, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated September 23, 2013 (the “SEC Letter”) regarding the Registration Statement on Form S-1 (the “Registration Statement”).

Risks and Uncertainties facing the Company, page 7

1. In accordance with the staff's comments, please be advised that the Registration Statement has been revised in both sections to reflect the going concern report and summary thereof.

Summary Financial Information, page 8

2. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to include five fiscal years of information for Walley Communications Consulting Inc. ("Wally").

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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Use of Proceeds, page 18

3. In accordance with the staff's comments, please be advised that the Registration Statement has been revised to provide information required by Item 504 of Regulation S-K pertaining to use of proceeds.

Dilution , page 18

4. In accordance with the staff's comments, please be advised that the relative contribution disclosure of item 506 of Regulation S-K has been included.

The Company, page 21

5. In accordance with the staff's comments, please be advised that further disclosure regarding the operating history of Walley has been included. Walley is experienced in casino technology infrastructures and network, casino computer systems and all aspects of casino information technology. Long before the Walley was incorporated in 2006, Mark Walley, the owner, was working in and consulting to the casino industry. The acquisition of Walley will be a critical resource for the Company in developing internet gaming programs to be sold to the casino industry.

Plan of Operation, page 24

6. In accordance with the staff's comments, please be advised that further disclosure regarding the Company's proposed plan of operation has been included. The basis for our plan of operation is to initially purchase or construct a small casino in Nevada for the purpose of obtaining a State gaming license. That capital expenditure will range around $3 million to $5 million dollars. With this gaming license, the Company will purchase or partner with a company that has developed an Internet gaming product. We will use that product in our casino and develop a network of small casinos to market the Internet gaming product. The cost of obtaining the Internet gaming program is estimated to be between $2 million to $5 million dollars if the Company needed to purchase the intellectual property otherwise it will be based on a partnership and revenue sharing. The Company does not have any contracts to obtain the gaming property or gaming program at this time. This is the main reason for a registered fund raising prospectus.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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The other part of the business plan is to purchase land and develop a casino in the area of D”Iberville, MS. Management has had meetings with the county regarding subsidizing the development of the waterfront and has met with the owner of the land parcel under consideration. Management has also met with the architect who has drafted some preliminary site plans and drawings. We have no written contracts or agreements with any party regarding this project because further development is contingent on raising funds.

Business Plan, page 24

7. Please be advised that the Company has not yet entered into any written agreements with any parties regarding the above projects and the officers are not obligated to fund the Company's operations.

Directors, Executive Officers, and Control Persons, page 31

8. Please be advised that in accordance with the staff's comments, the Registration Statement has been revised to reflect that Sylvain Desrosiers has been the chief executive Officer of Alco Advanced Technologies, Inc since 1998and, since 2010, the chief executive officer of Port Scanning Services. Management believes that his education and thirty years experience in information technology and casino security systems and processes more than qualifies him to be the Chief Executive Officer of the Company.

9. Please be advised that in accordance with the staff's comments, the Registration Statement has been revised to reflect that Mr. Noll has over thirty years experience in finance and accounting. He was vice president of financial operations for Medical Capital Corporation from 1996 until the end of 2009. From 2010 to the present Mr. Noll has worked as the chief financial officer for Port Scanning Services, Inc. Mr. Noll has more than sufficient education and experience to hold the position of CFO for the Company. And, the Registration Statement has been revised to reflect that Mr. Burley has over 38 years of experience in Real Estate and Finance. He has been over the past five years and is currently owner and chief executive officer of Union Mortgage Corporation. He is more than well qualified to advise and work with the Company in the capacity of an Executive Vice President. In accordance with the staff's comments, please be advised that the risk factor has been revised accordingly regarding a net loss of $5,688,976.

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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Financial Statements

Note 3 – Share Exchange Agreements, page F-19

10. In accordance with Section 805-20-25-10, management believes that there are no intangible assets other than goodwill acquired in the Walley transaction.

Note 6 – Stockholders’ Equity, page

11. Please be advised that since Walley was not publically traded, the valuation was determined based on negotiations between Mark Walley and Sylvain Desrosiers. Both feel the valuation fairly represents the per share value. Please be advised that the share price per consultants did not change. The Company revalued the shares to founding officers from .001 to $3. There was no basis for par because the shares were issued on the same date as the shares issued to consultants at $3. Management revisited FASB 123 and came to that conclusion.

Sincerely,

Gaming Entertainment International Inc.

By: Sylvain Desrosiers

President/Chief Executive Officer

9510 W. Sahara Ave Suite 120 Las Vegas, Nevada, 89117 USA

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